Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements

Three months ended June 30, 2020 and 2019

(Unaudited)

(Prepared in Canadian dollars)

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited)

As at June 30, 2020 and March 31, 2020

(Prepared in Canadian dollars)

	June 30, 2020 $	March 31, 2020 $

ASSETS

Current assets
Cash and cash equivalents	6,623,340	15,030,988
Restricted cash (note 4)	6,500,000	-
Amounts receivable (notes 3 and 10)	306,862	332,248
Inventory	192,477	132,142
Prepaid expenses	75,124	289,278
	13,697,803	15,784,656

Property and equipment	965,972	470,504
Deferred development costs - net of accumulated amortization of $nil (2020 - $nil)	2,074,776	1,554,584
Investment in and loan to Merit Functional Foods Corporation (note 3)	11,896,172	12,204,538
Goodwill	1,254,930	1,254,930

	29,889,653	31,269,212

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	954,417	1,067,251
Deferred revenue	275,578	275,578
Accrued interest (notes 4 and 5)	41,650	249,310
	1,271,645	1,592,139

Lease liability	59,377	-
Convertible debentures (note 4)	6,222,911	6,731,350

	7,553,933	8,323,489

SHAREHOLDERS' EQUITY (note 6)
Capital stock	99,016,713	98,046,103
Contributed surplus	9,030,861	9,030,861
Options	9,773,109	9,673,821
Warrants	1,792,168	1,792,168
Convertible debentures (note 4)	2,483,726	2,762,927
Deficit	(99,760,857)	(98,360,157)
	22,335,720	22,945,723

	29,889,653	31,269,212

Subsequent events (note 14)

Approved by the Audit Committee of the Board of Directors

"Douglas Gilpin"	"Peter H. Kappel"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(Unaudited)

For the three months ended June 30, 2020 and 2019

(Prepared in Canadian dollars)

	2020 $	2019 $

REVENUE
Royalty income (note 1(b))	8,515	15,636

EXPENSES
Research and development (note 7)	100,489	356,130
Intellectual property	138,774	361,260
General and administrative (note 8)	656,951	397,077

	896,214	1,114,467

LOSS FROM OPERATIONS	(887,699)	(1,098,831)

INTEREST AND OTHER INCOME (notes 3 and 10)	149,560	6,057

MANAGEMENT FEE INCOME	109,316	5,218

WARRANT VALUATION ADJUSTMENT (notes 6(a) and 10)	-	(85,421)

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORP. (note 3)	(382,176)	(46,762)

INTEREST EXPENSE (notes 4 and 5)	(388,023)	(117,258)

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITY (note 4)	-	5,384

FOREIGN EXCHANGE LOSS	(1,678)	(367)

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(1,400,700)	(1,331,980)

BASIC AND DILUTED LOSS PER SHARE (note 9)	(0.01)	(0.03)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Unaudited)

For the three months ended June 30, 2020 and 2019

(Prepared in Canadian dollars)

	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Convertible debentures $	Deficit $	Total shareholders' equity $

Balance - March 31, 2019	43,941,536	73,361,133	9,001,467	9,184,852	199,117	-	(93,726,663)	(1,980,094)

Loss and comprehensive loss for the year	-	-	-	-	-		(1,331,980)	(1,331,980)
Shares issued	44,083,203	15,429,121	-	-	-	-	-	15,429,121
Issue costs	-	(144,691)	-	-	-	-	-	(144,691)
Options exercised	141,667	104,984	-	(41,734)	-	-	-	63,250
Warrant valuation adjustment	-	-	-	-	85,421	-	-	85,421
Stock-based compensation expense	-	-	-	35,080	-	-	-	35,080

Balance - June 30, 2019	88,166,406	88,750,547	9,001,467	9,178,198	284,538	-	(95,058,643)	12,156,107

Balance, March 31, 2020	96,799,638	98,046,103	9,030,861	9,673,821	1,792,168	2,762,927	(98,360,157)	22,945,723
Loss and comprehensive loss for the year	-	-	-	-	-	-	(1,400,700)	(1,400,700)
Shares issued	914,283	970,610	-	-	-	(279,201)	-	691,409
Stock-based compensation expense	-	-	-	99,288	-	-	-	99,288

Balance - June 30, 2020	97,713,921	99,016,713	9,030,861	9,773,109	1,792,168	2,483,726	(99,760,857)	22,335,720

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three months ended June 30, 2020 and 2019

(Prepared in Canadian dollars)

	2020 $	2019 $

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(1,400,700)	(1,331,980)
Items not affecting cash
Amortization of property and equipment	22,145	14,543
Unrealized foreign exchange loss	1,068	98
Interest accretion	(73,810)	-
Interest expense	182,969	-
Share of loss in Merit Functional Foods Corporation	382,176	46,762
Change in fair value of derivative liability	-	(5,384)
Warrant valuation adjustment	-	85,421
Stock-based compensation expense	63,790	35,080

	(822,362)	(1,155,460)
Changes in non-cash working capital items
Amounts receivable	25,386	(230,121)
Inventory	(60,335)	(46,351)
Prepaid expenses	214,154	260,408
Accounts payable and accrued liabilities	162,714	16,915
Accrued interest	(207,660)	(564,251)

	(688,103)	(1,718,860)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Merit Functional Foods Corporation	-	(4,000,001)
Restricted term deposit	(6,500,000)	-
Development costs deferred	(464,906)	-
Acquisition of property and equipment	(581,193)	(162)
	(7,546,099)	(4,000,163)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	-	15,492,371
Share issue costs	(231,755)	(38,844)
Lease liability	59,377	-
Proceeds from short-term loan	-	250,000
Repayment of convertible note	-	(1,990,687)
Repayment of short-term loan	-	(1,500,000)
	(172,378)	12,212,840

FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS	(1,068)	(98)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,407,648)	6,493,719

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	15,030,988	489,215

CASH AND CASH EQUIVALENTS - END OF PERIOD	6,623,340	6,982,934

INTEREST RECEIVED	6,694	2,807

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

1. Nature of operations

Burcon NutraScience Corporation ("Burcon" or the "Company") is an incorporated entity headquartered in Vancouver, British Columbia, Canada.

Burcon is a research and development company that has developed plant protein extraction and purification technology in the field of functional, renewable plant proteins.  The Company has an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.

a) Peazazz®, Peazac®, Puratein®, Supertein® and Nutratein®

Burcon has developed novel pea proteins that it has branded Peazazz® and Peazac®.  In 2017, Peazazz® and Peazac® pea proteins achieved US self-affirmed GRAS ("Generally Recognized As Safe") status, and the US Food and Drug Administration ("US-FDA") formally acknowledged receipt of Burcon's GRAS notification for Peazazz® and Peazac® in October 2019.

Burcon has developed three canola protein products, Puratein®, Supertein® and Nutratein®.  In 2008, Puratein® and Supertein® achieved US self-affirmed GRAS status, and the US-FDA formally acknowledged receipt of Burcon's GRAS notification for Puratein® and Supertein® in 2010.

On May 23, 2019, Burcon, entered into a shareholders' agreement with two other entities to become shareholders of Merit Functional Foods Corporation ("Merit Foods"), to build a new commercial production facility in Western Canada to produce its pea and canola protein  products.  See note 3 for further details.

On May 23, 2019, Burcon entered into a license agreement with Merit Foods granting Merit Foods an exclusive, royalty-bearing, worldwide license to use and exploit Burcon's pea, pulse, and canola protein technologies required to produce, market and sell Burcon's pea, pulse and canola proteins (collectively the "Products").  See note 3 for further details.

b) CLARISOY®

Burcon had entered into a license and production agreement (the "Soy Agreement") on March 4, 2011 with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce market and sell CLARISOY® soy protein worldwide.  Subsequent to the quarter-end, Burcon announced that it and ADM have agreed to terminate the Soy Agreement, effective August 7, 2020.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon on the effective date.

c) COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  To-date, the COVID-19 pandemic has not had significant adverse effect on Burcon's business.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

2. Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34, Interim Financial Reporting, and interpretations issued by the IFRS Interpretations Committee ("IFRIC") on a basis consistent with those accounting policies  followed in the most recent annual consolidated financial statements, except for the new accounting standards adopted in the current year, as discussed below.  These condensed consolidated financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit Committee of the Board of Directors on August 12, 2020.

The condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated annual financial statements for the year ended March 31, 2020.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, Burcon NutraScience (MB) Corp. ("Burcon-MB") and Burcon NutraScience Holdings Corp. ("Burcon Holdings").  A subsidiary is an entity in which the Company has control, directly or indirectly.  Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns.  All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company's subsidiary at June 30, 2020 are as follows:

	Place of incorporation	Interest %	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development
Burcon NutraScience Holdings Corp.	Canada	100	Investment holding

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

3. Investment in and loan to Merit Functional Foods Corporation

On May 23, 2019, Burcon, through a new wholly-owned subsidiary incorporated on May 22, 2019, Burcon Holdings, entered into a shareholders' agreement (the "Shareholders' Agreement") with two other entities to become shareholders of Merit Foods, to build and own a new commercial production facility in Western Canada to produce, sell, market and distribute Burcon's Peazazz® and Peazac® pea proteins, Burcon's Puratein®, Supertein® and Nutratein® canola proteins, as well as Burcon's new pea and canola protein blends that it has branded Nutratein-PS™ and Nutratein-TZ™.

Burcon Holdings holds 40% of the issued and outstanding shares of Merit Foods, and the two other parties hold 40% and 20%, respectively.  Each shareholder made its respective capital loan advances in June, September, December 2019 and February 2020 by way of shareholder loans totalling $32.5 million (the "Merit Shareholder Loans").

Summary financial position for Merit Foods as at June 30, 2020

	As at June 30, 2020	As at March 31, 2020
	$	$

Current assets	14,168,841	5,828,739
Non-current assets	64,080,071	36,056,689
Current liabilities	14,023,948	11,369,931
Non-current liabilities	41,318,631	6,653,724

Summary financial results for Merit Foods

	Three months ended June 30, 2020	Period ended June 30, 2019
	$	$

Total revenue	538,544	-
Loss and comprehensive loss for the period	(955,440)	(116,906)

As at June 30, 2020, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

	Investment in Share capital $	Capital Contribution $	Loan receivable $	Total net investment $

From inception to December 31, 2019	1	-	11,000,000	11,000,001
Modification to loan terms		8,871,512	(8,871,512)	-
Capital loan advance, February 2020	-	1,613,002	386,998	2,000,000
Share of loss in Merit Foods	-	(939,806)	-	(939,806)
Interest accretion	-	-	144,343	144,343

Net Investment in Merit Foods, March 31, 2020	1	9,544,708	2,659,829	12,204,538

Share of loss in Merit Foods	-	(382,176)	-	(382,176)
Interest accretion	-	-	73,810	73,810

Net Investment in Merit Foods, June 30, 2020	1	9,162,532	2,733,639	11,896,172

From inception to December 2019, the Merit Shareholder Loans were recorded as loan receivable.  In December 2019, the terms of the Merit Shareholder Loans were finalized.  The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  As a result, Burcon recalculated the fair value at that date, resulting in a reduction of the fair value of the loan receivable that was transferred to a capital contribution account.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  The Company has recorded interest accretion of $73,809 (2019 - $nil) for the three months ended June 30, 2020.

On May 23, 2019, Burcon entered into a license agreement (the "License Agreement") with Merit Foods granting Merit Foods an exclusive, royalty-bearing, worldwide license to use and exploit Burcon's Products.  Under the terms of the License Agreement, Merit Foods will have the exclusive rights across all geographic regions and all product uses for Burcon's pulse protein (including pea) and canola protein technologies (the "License").  Burcon will receive running royalties on the net revenue (as defined in the License Agreement) from the sales of the Products by Merit Foods.  Burcon is responsible for the technology transfer to Merit Foods, and is providing assistance, under a services agreement, to support the design, construction and commissioning of the commercial protein production facility.

Merit Foods has agreed to develop, build and commission an initial production facility within a specified amount of time to manufacture the Products.  Merit Foods will also, within a specified time period, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Products to develop, build and commission a full commercial scale production facility (the "Full Commercial Production Facility").  If Merit Foods expands production to the Full Commercial Production Facility, the royalty rate will reduce to a lower percentage rate.  The royalty rate may also reduce if the exclusive license is converted to a non-exclusive license or if a certain Burcon patent does not grant within a specified time.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

The License Agreement has a term of the greater of twenty years and the last to expire of Burcon patents that are being used to produce products under the License Agreement.  The License Agreement provides Burcon with the right to convert the exclusive license to a non-exclusive license under certain conditions.  As long as the License is exclusive, Burcon will be responsible for the filing, prosecution and maintenance of Burcon patent rights in certain countries.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the three months ended June 30, 2020, included in management fee income is $104,600 (2019 - $960) for services provided and $77,048 of samples sold to Merit Foods, of which $58,367 was included in amounts receivable at June 30, 2020 (March 31, 2020 - $110,594).

Merit Foods also provides certain technical and consulting services to Burcon.  For the three months ended June 30, 2020, Burcon recorded professional fee expense of $10,000 (2019 - $nil), of which $3,280 was included in accounts payable and accrued liabilities as at June 30, 2020.

In May 2020, Burcon announced that Merit Foods has secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada and the Canadian Imperial Bank of Commerce.  Merit Foods' shareholders, including Burcon Holdings, were required to pledge their shares in Merit Foods as security under the loan facilities from EDC.  In connection with the loan facilities from EDC, Merit Foods must fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  $6.5 million of this amount is permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained the LC from HSBC Bank Canada ("HSBC") in April 2020, which is secured by a term deposit with HSBC in the same amount.

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan and the commitment by Burcon Holdings to maintain the LC will terminate no later than September 30, 2020, unless extended by mutual agreement.  The Merit Loan bears interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  Under the Merit Loan Agreement, Burcon Holdings has the option to contribute the amount of the Merit Loan as a capital contribution to Merit Foods in certain circumstances including if the other shareholders of Merit Foods are unable to deliver a letter of credit in favour of EDC for their entire pro rata share of the LC amount by September 30, 2020.  If EDC draws on the LC prior to September 30, 2020 and each of the other shareholders of Merit Foods are unable to reimburse Burcon Holdings for such other shareholder's entire pro rata share of the amount of such draw within the time period set out in the Merit Loan Agreement, then the draw amount will be deemed a capital contribution by Burcon Holdings and its shareholding interest in Merit Foods will be increased.  During the period ended June 30, 2020, Burcon recorded interest income of $67,671 (2019 - $nil) related to the Merit Loan, which was included in amounts receivable as at June 30, 2020 (March 31, 2020 - $nil).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

In addition, Burcon has provided a guarantee in favour of EDC's senior loan facility and subordinate loan facility to Merit Foods (the "Guarantees"), pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations to Merit Foods under the loan agreements between EDC and Merit Foods.  The aggregate maximum liability of Burcon under the Guarantees is limited to $4.0 million.  On June 22, 2020, Burcon announced that Merit Foods secured additional debt financing of $10 million in the form of a 10-year interest free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  It is expected that Burcon's portion of the Guarantees will be released in stages over time as Merit Foods draws down on the $10 million AIP Loan.

Burcon Holdings and the other Merit Foods shareholders have also provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the other Merit Foods shareholders (the "AIP Guarantors") have entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their respective shareholding percentage in Merit Foods.

4. Convertible debentures and convertible note

Convertible debentures

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totalling $2 million in principal amount.  Each Debenture consists of $1,000 principal amount, bears interest at a rate of 8.5% per annum, payable semi-annually in arrears and is unsecured.  The principal amount outstanding under the Debentures and all accrued and unpaid interest thereon will be payable in cash on December 10, 2022.  The Debentures will be convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  Burcon has the right, at its sole discretion, to force the conversion of the Debentures if the shares trade at or above $2.15 for a period of 14 consecutive trading days.  The Company incurred issue costs of $228,432, of which $156,600 were finder's fees at 4.5% of the gross proceeds received from investors introduced to the Company by the finders.

The Debentures are a level 3 financial liability with an embedded conversion feature.  As a result, the debt and equity components were bifurcated, and the instrument valued to par at the issuance date.  The value assigned to the liability at December 10, 2019 was the present value of the contractually determined stream of future cash flows discounted at 24%, being the rate estimated to be equivalent to that which the market would apply to an instrument with comparable credit status and provide substantially the same cash flows, on the same terms, but without the conversion option.  From the date of issuance, the liability component is accreted up to its principal value using the effective interest method, with the charge recorded in the consolidated statement of operations and comprehensive loss.  The initial fair value of the debt as at December 10, 2019 was estimated to be $6,508,641.  The residual amount of $2,762,927 was recognized within equity as the value of the conversion option.  For the three months ended June 30, 2020, the Company recorded interest expense of $375,324 (2019 - $nil).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

For the three months ended June 30, 2020, an aggregate of $960,000 in principal amount of Debentures was converted for 914,283 common shares.  Subsequent to the quarter-end, an additional $644,500 in principal amount of Debentures were converted for 613,808 common shares.

Convertible note

The Company had a convertible note (the "Note") with Large Scale Investments Limited ("Large Scale'), a wholly owned subsidiary of Firewood Elite Limited ("Firewood"), for the principal amount of $2.0 million (the "Principal Amount").  Firewood, a related party of Burcon that has significant influence over the Company, is wholly owned by Mr. Alan Chan, a director of the Company.

The Note bore interest at 8% per annum, compounded monthly.  The Principal Amount and accrued interest were payable on the earlier of May 12, 2019, the occurrence of an event of default as set out in the Note (the "Maturity Date"), or voluntary prepayment by the Company.  Under the Note, Large Scale could convert the Principal Amount in whole or in part at $4.01 per share into common shares of the Company commencing on or after July 1, 2016 and up to and including the Maturity Date.  Pursuant to the terms of the Note, the conversion price was adjusted upon completion of Burcon's rights offering that completed in 2016 to $3.99 per share and further adjusted upon the completion of Burcon's 2018 Rights Offering (note 6(a)) to $3.94 per share.

Burcon had the right, before the Maturity Date, upon written notice to Large Scale of not less than thirty days, to prepay in cash all or any portion of the Principal Amount by paying to Large Scale an amount equal to the Principal Amount to be prepaid multiplied by 110%.  The payment of the Principal Amount and all accrued and unpaid interest thereon were subordinated in right of payment to any amount owing in respect of secured indebtedness of the Company.

On May 21, 2019, the Company and Large Scale amended (the "Amendment") the Note's Maturity Date to June 21, 2019.  The Amendment also provided Large Scale with the right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.

In connection with the 2019 Rights Offering (note 6(a)), Large Scale exercised its right to offset the amounts due under the Note against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019.  The total amount offset under the Note included the principal amount and accrued interest of $2,565,022.

The conversion option was recorded as a derivative liability (note 12).  Under the terms of the Note, there are certain conditions where the conversion price may be adjusted.  Therefore, in accordance with IFRS, an obligation to issue shares for a price that is not fixed must be classified as a derivative liability and measured at fair value, with changes recognized in change in fair value of conversion option in the consolidated statement of operations and comprehensive loss.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

The conversion and prepayment options were recorded as a net derivative liability and measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss.  The fair value of the conversion and prepayment options was estimated based on a methodology for pricing convertible bonds using the Partial Differential Equation Method, with the following initial assumptions:  expected volatility of 63%; expected dividend per share of $nil; risk-free rate of 0.60%, entity-specific credit spread, and expected life of 3 years.  The assumptions as at March 31, 2019 were as follows:  expected volatility of 99%, expected dividend per share of $nil; risk-free rate of 1.63%, initial entity-specific credit spread adjusted by the movement in the option adjusted spread of the Canada High Yield Index, and expected life of 1.1 years.  The initial fair value of the net derivative liability was estimated as $189,705 as at the issue date of the Note.  As at March 31, 2019, the fair value of the net derivative liability was estimated to be $5,384.  Upon the offset by Large Scale of its obligations to pay for subscription proceeds under the 2019 Rights Offering, the net derivative liability was expensed in the first quarter of fiscal 2020 as financing expense.

5. Short-term loan

On November 13, 2018, the Company entered into a loan agreement with Large Scale to provide Burcon with an unsecured loan for up to $1.0 million (the "Loan").  On March 27, 2019, Burcon and Large Scale amended the loan (the "Loan Amendment") to increase the principal amount available to $1.5 million.  The Loan Amendment provided the Lender with the right to offset any amount due to it under the Note against any obligations of the Lender to pay for subscription proceeds of any rights offering that Burcon may conduct.  During the three months ended June 30, 2019, the Company drew down $250,000 to the maximum principal amount available under the Loan.

The Loan bore interest at 18% per annum on the amount drawn, and 3% per annum on the undrawn portion.  Burcon paid Large Scale a commitment fee of 1%, or $15,000, on the principal amount available under the Loan.  The amounts drawn on the Loan and the accrued interest was payable on the earlier of June 3, 2019, the occurrence of an event of default as set out in the Loan, or voluntary prepayment by the Company.

In connection with the 2019 Rights Offering (note 6(a)), Large Scale exercised its right to offset the amounts due under the Loan against its obligations to pay for subscription proceeds under the 2019 Rights Offering.  The offset was completed on June 25, 2019 for $1,436,629 against the principal amount.  The balance of the principal amount of $63,371 and accrued interest of $107,173 was repaid to Large Scale in cash on June 28, 2019.

6. Shareholders' equity

a) Capital stock

Authorized

Unlimited number of common shares without par value

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

Equity Offering

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  The fair value of the Warrants was estimated at $1,780,752 using the Black-Scholes pricing model and has been included in Warrants.  At June 30, 2020, all of the Warrants were outstanding.  Subsequent to June 30, 2020, Warrants were exercised for 79,500 common shares of the Company.

The agents received a cash commission of 7% of the gross proceeds and compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  The fair value of the Agents' Warrants was estimated at $249,305 using the Black-Scholes pricing model and has been included in Warrants.  At June 30, 2020, all of the Agents' Warrants were outstanding.

In addition to the Agents' Warrants, the Company incurred total issue costs of $1.2 million related to the Offering.

2019 Rights Offering

On June 25, 2019, the Company completed a rights offering (the "2019 Rights Offering") for 44,083,203 common shares at $0.35 per common share for gross proceeds of $15,429,121, and net proceeds of $15,284,430.  Burcon issued to each shareholder as of the record date of May 30, 2019 one transferrable right (the "2019 Rights") for each common share held by such shareholder.  Every 2019 Right entitled the holder thereof to purchase one common share in the Company at a price of $0.35 per common share.

The Company's directors, officers and persons controlling over 10% of the common shares of the Company agreed to exercise at least all of the 2019 Rights they were issued in connection with the 2019 Rights Offering for 14,306,740 common shares, representing 32.5% of the 2019 Rights Offering.

Of the net proceeds of the 2019 Rights Offering, $2,565,022 were used to repay the Note and accrued interest to Large Scale (note 4) and $1,607,183 has been used to repay the Loan and accrued interest to Large Scale (note 5).

2018 Rights Offering

On February 13, 2018, the Company completed a rights offering (the "2018 Rights Offering") for 6,114,361 common shares at $0.57 per common share for gross proceeds of $3,485,186, and net proceeds of $3.4 million.  As consideration for providing a standby guarantee to purchase such common shares that were available to be purchased that would have resulted in a minimum of 4,728,397 common shares being issued under the 2018 Rights Offering, Dr. Allan Yap ("Dr. Yap"), the Company's former Chairman and Chief Executive Officer, received share purchase warrants ("Standby Warrants") to acquire up to 1,182,099 common shares at an exercise price of $0.69 per common share that would be exercisable up to February 13, 2020.  Pursuant to the terms of the Standby Warrants, the exercise price was adjusted upon completion of the 2019 Rights Offering from $0.69 per share to $0.45 per share.  Burcon recorded a warrant valuation adjustment of $85,420 during the first quarter of fiscal 2020.  The Standby Warrants were exercised during fiscal 2020.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

b) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders' equity.

c) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At June 30, 2020, 4,507,606 (March 31, 2020 - 4,507,606) options to purchase common stock are outstanding from the stock option plan.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $0.23 and $9.60 per common share.  An additional 5,263,786 (March 31, 2020 - 5,172,357) options may be granted in future years under this plan.  Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Three months ended June 30, 2020		Year ended March 31, 2020

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding - Beginning of period	4,507,606	3.32	3,953,739	3.46

Granted	-	-	757,000	1.88
Exercised	-	-	(173,000)	0.41
Cancelled	-	-	(30,133)	1.96

Outstanding - End of period	4,507,606	3.32	4,507,606	3.32

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2020:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at June 30, 2020	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at June 30, 2020	Weighted average exercise price $

0.23 - 0.69	926,333	8.20	0.41	508,992	0.46
1.88 - 4.16	2,763,773	5.99	2.54	2,286,773.68
6.78 - 9.60	817,500	0.16	9.27	817,500	9.27

	4,507,606	5.39	3.32	3,613,265	3.86

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Three months ended June 30, 2020	Year ended March 31, 2020

Dividend yield	N/A	0.0%
Expected volatility	N/A	75.1%
Risk-free interest rate	N/A	1.3%
Expected forfeitures	N/A	7.7%
Expected average option term (years)	N/A	7.9

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were no options granted during the three months ended June 30, 2020.  The weighted average fair value of the options granted during the year ended March 31, 2020 was $1.36 per option.

Included in research and development expenses (salaries and benefits) is $nil (2019 - $18,938) (note 7) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $49,375 (2019 - $16,142) (note 8) of stock-based compensation.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

7. Research and development

		Three months ended June 30,
	2020	2019
	$	$
Salaries and benefits	87,577	249,856
Laboratory operation	5,562	56,797
Rent	5,394	19,344
Amortization of property and equipment	1,956	12,562
Analyses and testing	-	13,382
Travel and meals	-	4,189
	100,489	356,130

8. General and administrative

		Three months ended June 30,
	2020	2019
	$	$

Salaries and benefits	459,605	226,503
Professional fees	92,428	66,684
Office supplies and services	43,033	41,136
Investor relations	34,718	21,706
Other	13,311	19,905
Financing expense	9,907	3,131
Transfer agent and filling fees	3,926	3,448
Travel and meals	23	14,564
	656,951	397,077

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

9. Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2020 $	2019 $

Loss for the period, being loss attributable to common shareholders - basic and diluted	(1,400,700)	(1,331,980)

Weighted average common shares - basic and diluted	97,175,670	46,901,051

Basic and diluted loss per share	(0.01)	(0.03)

For the three months ended June 30, 2020 and 2019, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

10. Related party transactions

The Company engaged an entity that is related by virtue of common officers for the following related party transactions:

Included in general and administrative expenses (office supplies and services) for the three months ended June 30, 2020 is $4,584 (2019 - $18,752) for office space rental.

For the three months ended June 30, 2020, included in general and administrative expenses (management fees) are $648 (2019 - $458), for services provided to the Company.  At June 30, 2020, $186 (March 31, 2020 - $11) of this amount is included in accounts payable and accrued liabilities.  For the three months ended June 30, 2020, included in interest and other income is $4,716 (2019 - $4,258) for management services provided by the Company.  At June 30, 2020, $451 (March 31, 2020 - $1,785), of this amount is included in amounts receivable.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  Merit Foods also provides certain technical and consulting services to Burcon.  See note 3 for details.

In connection with the LC, Burcon Holdings entered the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the period ended June 30, 2020, Burcon recorded interest income of $67,671 (2019 - $nil) related to the Merit Loan, which was included in amounts receivable as at June 30, 2020 (March 31, 2020 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the quarter, the Company made convertible debenture interest payments of $85,000, in aggregate, to these directors and officer.

Burcon had the Loan and Note with Large Scale, a company that is wholly owned by Firewood.  For the three months ended June 30, 2019, included in interest expense is $56,502 related to the Note and $60,756 related to the Loan.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

Upon completion of the 2019 Rights Offering, the exercise price for the share purchase warrants issued to Dr. Yap was adjusted from $0.69 per share to $0.45 per share.  The Company recorded $85,421 as a warrant valuation adjustment for the first quarter of fiscal 2020.

11. Key management compensation

Key management includes the Company's CEO.  Remuneration of directors and key management personnel comprises:

	2020 $	2019 $

Short-term benefits	162,159	94,526
Option-based awards	14,534	4,162

	176,693	98,688

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors' participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment.  For details of these plans refer to note 6 to these condensed consolidated interim financial statements.

12. Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents and amounts receivable.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, short-term deposits that earn interest at fixed interest rates, and the Loan to Merit Foods that bears interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three months ended June 30, 2020, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.21% per annum (2019 - 1.82% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at June 30, 2020 is estimated to be a $131,000 increase or decrease in interest income per year.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 13). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at June 30, 2020 is $9,871,022, of which $1,271,645 is within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and accrued interest approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the Merit loan approximates the carrying value as at June 30, 2020 given the risk profile of Merit Foods has not changed substantially since the issue date of the Merit loan.

The carrying values and fair values of financial instruments, by class, are as follows as at June 30, 2020 and March 31, 2020:

As at June 30, 2020
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	-	6,623,340	-	6,623,340
Restricted cash	-	6,500,000	-	6,500,000
Amounts receivable Loan to Merit Foods	- -	306,862 2,733,639	- -	306,862 2,733,639
Total	-	16,163,841	-	16,163,841
Financial liabilities
Accounts payable and accrued liabilities	-	-	954,417	954,417
Accrued interest	-	-	41,650	41,650
Deferred revenue	-	-	275,578	275,578
Lease liability	-	-	59,377	59,377
Convertible debentures	-	-	6,222,911	6,222,911
Total	-	-	7,553,933	7,553,933

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

As at March 31, 2020

	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	-	15,030,988	-	15,030,988
Amounts receivable	-	332,248	-	332,248
Loan to Merit Foods	-	2,659,830	-	2,659,830
Total	-	18,023,066	-	18,023,066
Financial liabilities
Accounts payable and accrued liabilities	-	-	1,067,251	1,067,251
Accrued interest	-	-	249,310	249,310
Deferred revenue	-	-	275,578	275,578
Convertible debentures	-	-	6,731,350	6,731,350
Total	-	-	8,323,489	8,323,489

Currency risk

In June 2020, the Company entered into certain forward U.S. dollar purchase contracts to hedge its estimated exposure to currency fluctuations for its U.S. denominated liabilities.  As at June 30, 2020 and March 31, 2020, the Company is exposed to currency risk for the following assets and liabilities denominated in U.S. dollars:

	June 30, 2020	March 31, 2020
U.S. Dollars
Cash and cash equivalents	$19,113	$21,819
Amounts receivable	6,144	2,528
Accounts payable and accrued liabilities	(374)	(40,556)
Net exposure	$24,883	$(16,209)

Canadian dollar equivalent	$33,910	$(22,996)

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three months ended June 30, 2020 and 2019 (Unaudited) (Prepared in Canadian dollars)

Based on the above net exposure at June 30, 2020, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $3,000 (March 31, 2020 - $2,000) in the Company's loss from operations.

13. Capital disclosures

The Company considers its capital to be its shareholders' equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program.  The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs.  The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended June 30, 2020.

14. Subsequent events

Subsequent to June 30, 2020:

a) An aggregate of $644,500 in principal amount of convertible debentures were converted for 613,808 common shares;

b) Warrants were exercised for 79,500 common shares at $2.00 per share.

c) Burcon and ADM terminated the Soy Agreement, effective August 7, 2020.